

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2024

David-Alexandre Gros
Chief Executive Officer
Eledon Pharmaceuticals, Inc.
19800 MacArthur Blvd., Suite 250
Irvine, CA 92612

> **Re: Eledon Pharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 24, 2024**
> **File No. 333-279711**

Dear David-Alexandre Gros:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Hamill at 303-844-1008 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Shelly Heyduk